SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2003

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Item
1.	BBVA: Significant Event. Press Release. Chief Operating Officer announcement.

“BBVA, S.A.”, pursuant to the provisions of section 82 of the Securities Market Act, hereby announces the following

SIGNIFICANT EVENT: PRESS RELEASE

Chief Operating Officer annoucement

José Ignacio Goirigolzarri (COO):

“The results have reinforced our expectations of earning 25% more this year”

➢	“The first half year shows strong gains in the three business areas and confirms our objective: to be one of the three biggest euro banks in ROE, efficiency and EPS growth”

➢	“We are successfully implementing the plan we launched in 2002, with correct management of risks and productivity, and profitable growth”

“We are very satisfied with the first half-year results, and especially with the second quarter,” José Ignacio Goirigolzarri declared today. “They have reinforced our expectations of earning 25% more this year than in 2002”. “We are on the way up and are confirming our target of becoming leaders in profitability, efficiency and earnings per share (EPS)” amongst the European banking system, said BBVA’s President and Chief Operating Officer (COO).

Goirigolzarri made these statements during the Press Conference in which he presented the BBVA results for the first half year. Attributable Profit over the first six months was 1,167 million euros, slightly up on the first half of 2002, with a clear boost in the second quarter, when it was 12.9% higher than the same period of 2002.

The COO declared the Bank to be “delighted with these results” and reminded the press that in January, “we had been anticipating a complicated year ahead” in which “the profit-and-loss account would go from lower to higher growth”. “The second quarter,” Goirigolzarri explained, “has marked a clear turnabout, which enables us to

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ratify the profit target we laid down at the beginning of the year”. In January this year, BBVA announced that the attributable profit for 2003 as a whole would grow about 25%, reaching approximately 2.15 billion euros.

For the President and COO of BBVA, the first semester has shown “strong gains in all the business areas: Retail Banking is seeing its activity recover; Wholesale Banking is consolidating a model that is producing excellent results, and our American outfit is developing positively in the most recurrent business.”

“In this way,” he emphasised, “we are implementing our strategic plan, which we launched back in 2002, focussed around three main vectors: risk management, productivity management and profitable growth.”

“In the last few months, we have made clear progress along all three strategic lines, and consequently are confirming our strategic target for the three over the next three years: to be leaders in euro banking in profitability, cost/income ratios and EPS. What this boils down to is sustainedly creating more value than our competitors,” he explained.

Ten keys to the semester

During his speech, José Ignacio Goirigolzarri mentioned 10 keys to explaining the first half-year’s good results:

1.	Strong rally in attributable profit during the second quarter

Attributable quarterly profit grew 12.9% against the same period of 2002, reaching 653 million euros, meaning a repeat (+0.1%) of the half-year result of 1,167 million euros.

2.	Improvement in all margins over the first quarter

Operating Income for the second quarter grew 7.4% against the first quarter (with Argentina and Brazil incorporated into the figures using the equity method) and Attributable Profit increased 27%.

3.	Recovery of Retail Banking activity in Spain

Lending activities grew 12.1% and the its balance-sheet business portfolio (excluding Court accounts) increased by 7% over the quarter.

4.	Excellent results in Wholesale Banking

Operating Income went up 16.7% over the six months, and Attributable Profit rose 25.7%, confirming the tendency observed in the first quarter.

5.	Good performance in domestic businesses

Domestic businesses (BBVA Group excluding America) increased their Operating Income by 4.8% during the whole semester, and their second-quarter figure was 14.9% up on 2002.

6.	Activity and Earnings on the up in America

Operating Income in local currencies went up 17.2% in the first half year. In Mexico it grew 28.2%.

7.	Continuously enhanced productivity

The Cost/Income Ratio improved, reaching 46.2% — 1.2 points less than in June 2002— for the Group as a whole (minus Argentina and Brazil). In Retail Banking, it was 45.2%; in Wholesale Banking, 29.2% and in America, 43%.

8.	Risk under control

The non-performing loan ratio (NPL) has continued to go down, reaching 1.57% (minus Argentina and Brazil). Meanwhile, the cover ratio has gone up to 195%. Moreover, exchange and interest rates have been being carefully managed.

9.	Recovering yields

Return on Equity (ROE) has reached 18.9%, as against 18.1% a year ago, and Return on Assets (ROA) was 1.1%.

10.	Innovative Solutions

On the basis of the new corporate culture it has worked on for the last year and a half, which was presented to the last General Shareholders’ Meeting, BBVA has set up a new style of management. It is defined by a passion for the customer and the continuous launch of innovative solutions: fixed-rate mortgages, tailor-made solutions for SME’s, 2nd-generation guaranteed funds, sophisticated wholesale banking, the development of lending activities in Mexico and breaking into the Chilean market, amongst others.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

Date: July, 28th 2003	By:	/s/ JAVIER MALAGON NAVAS
	Name:	Javier Malagon Navas
	Title:	Authorized Representative of BancoBilbao Vizcaya Argentaria, S.A.